Summit Midstream Partners, LP
1790 Hughes Landing Boulevard, Suite 500
Houston, Texas 77380

January 5, 2015

Via EDGAR

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Summit Midstream Partners, LP
Form 10-K for the period ending December 31, 2013
Filed March 10, 2014
File No. 001-35666

Dear Ms. Ransom:

Set forth below is the response of Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we” or “us”), to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, which was delivered in your letter dated December 17, 2014 (the “Comment Letter”), regarding the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed via EDGAR on March 10, 2014. The Partnership submits this letter in response to the Comment Letter. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Partnership’s response.

1. We note your recent acquisitions of Bison Midstream and Mountaineer Midstream and your disclosure in the Business and Risk Factor sections that your growth depends on successful strategic acquisitions. Please tell us the consideration you gave to including a qualitative and quantitative discussion of your acquisition strategy and its impact on your liquidity and results of operations. See Item 303(a) of Regulation S-K.

Response: Although we did not explicitly provide a qualitative and quantitative discussion of our acquisition strategy and its impact on our liquidity and results of operations in the Management Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2013, we provided disclosure elsewhere in our Form 10-K that discussed our acquisition strategy. We hereby undertake to provide disclosure substantially similar to the following in our future filings. Please be advised that the following proposed disclosure is based on management’s current expectations and projections about future events, and the precise formulation of the disclosure that appears in our future filings is subject to change to account for changes in the relevant facts and circumstances.

For inclusion in the “Trends and Outlook” section of our MD&A:
Acquisitions from Summit Investments and Third Parties. Our principal business strategy is to increase the amount of cash distributions we make to our unitholders over time. Our ability to grow cash distributions depends, in part, on our ability to make acquisitions that increase the amount of cash generated from our operations on a per-unit basis, along with other factors. In furtherance of this strategy, we pursue accretive acquisitions of additional midstream assets from Summit Investments and, to a lesser extent, third parties. For example, in 2013, we acquired Bison Midstream from an affiliate of Summit Investments and Mountaineer Midstream from an affiliate of MarkWest, and, in 2014, we acquired Red Rock Gathering from an affiliate of Summit Investments.
Summit Investments currently owns and operates, and continuously seeks to acquire and develop, crude oil, natural gas and water-related midstream assets that are both in service and under construction in geographic areas in which we currently operate, as well as in geographic areas outside of our current areas of operation. Summit Investments has announced that it expects to invest an aggregate of approximately $[  ] over the next several years to further develop its portfolio of crude oil, natural gas, and water-related midstream energy infrastructure assets in the Bakken Shale in North Dakota, the DJ Niobrara Shale in Colorado and the Utica Shale in southeastern Ohio.
The acquisition component of our principal business strategy, including future acquisitions from Summit Investments, has required and will continue to require significant expenditures by us and access to significant amounts of debt and equity capital. Furthermore, our sponsor and its affiliates are under no obligation to provide any direct or indirect financial assistance to us. As a result, we rely primarily on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, our ability to consummate acquisitions is directly impacted by our ability to obtain financing on acceptable terms from the capital markets or other sources, among other factors.
Given the size of Summit Investments’ midstream asset portfolio and the expected additional investment that it intends to make to further develop those midstream assets, we expect to have the opportunity to make significant additional acquisitions from Summit Investments. Based on current expectations, we are estimating drop down transactions from Summit Investments or its affiliates in the range of $[  ] to $[  ] per year over the next three years. However, Summit Investments has no obligation to offer any assets to us in the future and we have no obligation to acquire any assets that are offered to us. Moreover, there are a number of risks and uncertainties that could cause our current expectations and projections to change, including, but not limited to, (i) Summit Investments deciding, in its sole discretion, to offer us the right to acquire the assets; (ii) the ability to reach agreement on acceptable terms; (iii) the approval of the conflicts committee of our general partner's board of directors (if appropriate); (iv) prevailing conditions and outlook in the crude oil, natural gas and natural gas liquids industries and markets; and (v) our ability to obtain financing on acceptable terms from the capital markets or other sources. For a more extensive list of these risks and uncertainties, see “Risk Factors—We intend to grow our business in part by seeking strategic acquisition opportunities. If we are unable to make acquisitions on economically acceptable terms from Summit Investments, its affiliates or third parties, our future growth will be affected, and the acquisitions we do make may reduce, rather than increase, our cash generated from operations.”

We also continue to actively pursue third-party acquisitions. However, the size, timing and/or contribution to our results of operations of any third-party acquisition cannot be reasonably estimated.
We expect to initially fund potential drop downs and third-party acquisitions with equity offerings and borrowings under our revolving credit facility. Longer-term financing is expected to be provided by the issuance of additional debt and equity securities. In each of 2014 and 2013, we accessed the bond markets for $300.0 million to fund portions of our acquisitions and to pay down a portion of our revolving credit facility. We also issued equity securities in 2014 and 2013 to fund a portion of the acquisitions of Red Rock Gathering, Bison Midstream and Mountaineer Midstream. See the Liquidity and Capital Resources—Capital Requirements section herein and Notes 7 and 8 to the audited consolidated financial statements for additional information.
For inclusion in the “Capital Requirements” subsection of “Liquidity and Capital Resources” section of our MD&A:
For the year ended December 31, 2014, expansion capital expenditures were $[  ] million, including $305.0 million to fund the Red Rock Drop Down. We believe that our existing $700.0 million revolving credit facility, which had approximately $[  ] million of available capacity at December 31, 2014, together with our access to the debt and equity capital markets, will be adequate to finance our acquisition strategy for the foreseeable future without adversely impacting our liquidity or our ability to make quarterly cash distributions to our unitholders.

We hereby acknowledge the Staff’s closing comments to the Comment Letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:    Brett E. Braden, Latham & Watkins LLP